Exhibit 99.1

Innoviz Announces Pricing of $40 Million Registered Direct Offering

TEL AVIV, Israel, February 10, 2025 — Innoviz Technologies Ltd. (NASDAQ: INVZ) (“Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software,  today announced that it has entered into a definitive securities purchase agreement with certain institutional investors for the purchase and sale of 28,776,978 units at a purchase price of $1.39 per unit, with each unit consisting of one ordinary share and eight tenths of a warrant to purchase one ordinary share. The warrants will be immediately exercisable at $1.69 per share and will expire five years from the date of issuance. The ordinary shares and warrants are immediately separable and will be issued separately. The offering is expected to close on February 11, 2025, subject to customary closing conditions.

The total gross proceeds of the offering are expected to be approximately $40.0 million, before placement agent fees and estimated offering expenses and assuming no exercise of any warrants. Innoviz intends to use the proceeds that it will receive from the offering for general business purposes.

WestPark Capital, Inc. is acting as the sole placement agent for the offering.

A registration statement on Form F-3 relating to the securities to be sold in the registered direct offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on October 11, 2022. This registered direct offering is being made only by means of a prospectus. A copy of the prospectus supplement and the accompanying prospectus relating to this offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying prospectus relating to this registered direct offering, when available, may be obtained from: WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067, at (310) 843-9300 or jstern@wpcapital.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws, including statements regarding the completion and timing of the offering and the intended use of the proceeds. Forward-looking statements represent Innoviz’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including the trading price and volatility of Innoviz’s securities, risks relating to Innoviz’s business and the satisfaction of closing conditions in the securities purchase agreement related to the offering. The forward-looking statements included in this press release speak only as of the date of this press release, and Innoviz does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com